UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

AMERICAN PACIFIC CORPORATION

(Name of Subject Company)

AMERICAN PACIFIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Dana M. Kelley

Vice President, Chief Financial Officer, and Treasurer

American Pacific Corporation

3883 Howard Hughes Parkway, Suite 700

Las Vegas, Nevada 89169

(702) 735-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Zane O. Gresham

Jeffrey Washenko

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7145

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on January 27, 2014 with the Securities and Exchange Commission by American Pacific Corporation (“AMPAC” or the “Company”). The Schedule 14D-9 relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.10 per share (the “Shares”), at a purchase price of $46.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting the following section immediately before the section titled “Forward-Looking Statements”:

Extension of Offer Period

On February 24, 2014, H.I.G. and AMPAC issued a press release announcing that, with the Company’s consent in accordance with the terms of the Merger Agreement, Merger Sub has extended the Offer until 5:00 p.m., New York City time, on Wednesday, February 26, 2014. The Offer was extended to permit the expiration of the marketing period contemplated by the Merger Agreement, and otherwise allow the date of the expiration of the Offer to coincide with the expected consummation of the Financing (as defined in the Offer to Purchase). The Offer was previously scheduled to expire at midnight, New York City time, at the end of the day on February 24, 2014. The depositary for the tender offer has indicated that, as of the close of business on February 24, 2014, a total of approximately 5,696,290 Shares or 67.2% of the outstanding Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which is sufficient to satisfy the minimum tender condition contemplated by the Merger Agreement. The full text of the press release issued by American Pacific Corporation and H.I.G. on February 24, 2014 announcing the extension of the Offer is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 9.    Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(5)(B), the following text:

Exhibit Number	Description

(a)(5)(C)	Joint Press Release issued by American Pacific Corporation and H.I.G. Capital, LLC on February 24, 2014 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 6 to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on February 25, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN PACIFIC CORPORATION

By:	/s/ JOSEPH CARLEONE
Name:	Joseph Carleone
Title:	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Dated: February 25, 2014